Exhibit 99.3

NICE Maintains Its Top Position as CC Workforce Optimization Market
Share Leader, According to DMG Consulting

Recent analyst report also shows that NICE achieves clear WFO market share leadership for non-security deployments

Paramus, New Jersey, May 17, 2016 – NICE Systems (NASDAQ: NICE) announced today that it has been acknowledged by DMG Consulting LLC as the worldwide leader in contact center WFO, with 40.3% of the market share. NICE was also recognized as the WFO market share leader for non-security deployments, garnering 38.5 percent of the market.

NICE WFO continues to lead and re-define the workforce planning, management and engagement environment with solutions such as Adaptive WFO. Enabling organizations to better assess agents, through the creation of a persona that captures their metrics, attributes and preferences, to both empower them and management to achieve superior contact center performance.

The DMG Consulting 2016 Contact Center Workforce Optimization Market Share Report addressed 2015 revenue and market shares for all vendors worldwide who have a contact center workforce optimization suite which includes at least four of the following 11 applications:  recording, quality assurance/quality management, contact center performance management, surveying/voice of the customer, workforce management, speech analytics, text analytics, desktop analytics, gamification, coaching and eLearning. According to the report, customer journey analytics is starting to gain traction as another standard component of these suites.

NICE’s WFO contact center suite offers all 12 of these modules in addition to a WFO back-office suite to help their customers evaluate and improve all aspects of the customer experience.

Donna Fluss, President of DMG Consulting:

“We are in the midst of the “big data” revolution. The data is available and the WFO solutions are an important source of information. It is now a question of how to use this data to achieve top enterprise servicing goals, specifically to provide an outstanding customer experience, make it easy for customers to conduct business and to deliver personalized service cost effectively.”

Miki Migdal, President of the NICE Enterprise Product Group:

“DMG’s recognition confirms our continued leadership role in the contact center WFO market. We are proud of our capability to deliver the best Workforce Optimization and Workforce Management solutions available, which is fueled by our commitment to help companies provide exceptional customer service. Our agent-centered WFO solutions engage and empower employees, driving performance and reducing attrition, which are key for successful contact center operations.”

About NICE Systems
NICE Systems is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions.  www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez, +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Migdal, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.